SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO (Delaware limited liability company)

1	Names of reporting persons The Carlyle Group, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN (Delaware limited partnership)

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO (Delaware limited liability company)

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Québec
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN (Québec société en commandite)

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN (Cayman Islands exempted limited partnership)

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN (Cayman Islands exempted limited partnership)

1	Names of reporting persons CAGP, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person OO (Cayman Islands Exempt Company)

1	Names of reporting persons CAGP General Partner, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,248,233
	9	Sole dispositive power 0
	10	Shared dispositive power 8,248,233
11	Aggregate amount beneficially owned by each reporting person 8,248,233
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.9%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

1	Names of reporting persons Carlyle Asia Growth Partners III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,896,971
	9	Sole dispositive power 0
	10	Shared dispositive power 7,896,971
11	Aggregate amount beneficially owned by each reporting person 7,896,971
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 9.5%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

1	Names of reporting persons CAGP III Co-Investment, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 351,262
	9	Sole dispositive power 0
	10	Shared dispositive power 351,262
11	Aggregate amount beneficially owned by each reporting person 351,262
12	Check if the aggregate amount in Row (11) excludes certain shares Not Applicable
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person PN (Cayman Islands Exempt Limited Partnership)

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as amended to date, (the “Statement”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of China Recycling Energy Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by the following:

On November 6, 2014, pursuant to the share purchase agreement (the “SPA”) with Great Essential Investment, Ltd. (“Great Essential”), dated as of August 25, 2013, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (together, the “Carlyle Entities”) delivered to Great Essential 1,142,857 shares of the Issuer’s Common Stock (the “First Closing Shares”) in satisfaction of its obligations under the SPA as to the First Closing Shares. Great Essential paid a purchase price of $1.75 per share in respect of the First Closing Shares. As previously disclosed in Amendment No. 5, the SPA was terminated as to the remaining balance of the shares. Great Essential paid termination consideration of $3,000,000.25 to the Carlyle Entities in connection with the termination of the SPA.

Except as otherwise set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

Item 5(a) – (b) of the Statement is amended and restated in its entirety by inserting the following information:

The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 83,009,035 shares of Common Stock outstanding as of October 6, 2014.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	8,248,233	9.9%	0	8,248,233	0	8,248,233

The Carlyle Group, L.P.	8,248,233	9.9%	0	8,248,233	0	8,248,233

Carlyle Holdings II GP L.L.C.	8,248,233	9.9%	0	8,248,233	0	8,248,233

Carlyle Holdings II L.P.	8,248,233	9.9%	0	8,248,233	0	8,248,233

TC Group Cayman Investment Holdings, L.P.	8,248,233	9.9%	0	8,248,233	0	8,248,233

TC Group Cayman Investment Holdings Sub, L.P.	8,248,233	9.9%	0	8,248,233	0	8,248,233

CAGP, Ltd.	8,248,233	9.9%	0	8,248,233	0	8,248,233

CAGP General Partner, L.P.	8,248,233	9.9%	0	8,248,233	0	8,248,233

Carlyle Asia Growth Partners III, L.P.	7,896,971	9.5%	0	7,896,971	0	7,896,971

CAGP III Co-Investment, L.P.	351,262	0.4%	0	351,262	0	351,262

Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are the record holders of 7,896,971 and 351,262 shares, respectively, of Common Stock of China Recycling Energy Corporation. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of CAGP, Ltd., which is the general partner of CAGP General Partner, L.P., which is the general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. Accordingly, each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P.,

CAGP, Ltd. and CAGP General Partner, L.P. may be deemed to share beneficial ownership of the shares of the common stock owned of record by each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

Item 4 above summarizes the delivery of the First Closing Shares to Great Essential and is incorporated herein by reference. Other than as set forth in Item 4 above, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Issuer since the most recent filing on Schedule 13D.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated September 11, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

24	Power of Attorney (incorporated by reference to Exhibit 24 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CAGP LTD.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director